Filed by Trustcompany Bancorp
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Trustcompany Bancorp
                                                    Registration No.: 333-100239




THE TRUST COMPANY OF N.J. RECORD NINE MONTHS EARNINGS, UP 21%. THESE (9 - MOS.) RESULTS EXCEED HIGHEST EVER FULL - YEAR EARNINGS DIVIDEND INCREASED
                                                             NASDAQ SYMBOL: TCNJ

     Jersey City, New Jersey, October 24, 2002 - Alan J. Wilzig, President and Chief Executive Officer of The Trust Company of New Jersey, announced that the Bank's net income in the third quarter 2002, increased to $12.1 million from $10.2 million over the same quarter of 2001. This reflects an 18% increase. Net income per share for the third quarter of 2002 increased to $.66 from $.55 for the third quarter of 2001, an increase of 20%.

     Net income for the nine months ended September 30, 2002 increased 21% to $35.0 million or $1.90 per share, compared with $28.9 million, or $1.56 per share, for the same period last year. Wilzig stated: "It is certainly noteworthy that the Bank's net income for the nine months, surpasses the 2001 full year net income for last year of $34.6 million, the highest full year net income in our history."

     Wilzig added that, "core operating earnings, representing net income before accounting for pension market value expense, have increased 84% for the quarter and 117% for the nine month period compared to the same periods last year."

     Based on the Bank's increased earnings, the Board of Directors also announced an increase in the cash dividend from 60 cents to 64 cents; the thirteenth cash dividend increase in the last fifteen years.

--------------------------------------------------------------------------------
                                                              9 Months
                                                       -------------------------
                             Q3'02          Q3'01          2002         2001
                         ------------    -----------   -----------   -----------
Core Operating Earnings  $ 15,449,000    $ 8,399,000   $35,476,000   $16,385,000

Change in Pension
  Market Value .......   $<3, 394,000>   $ 1,826,000   $  <498,000>  $12,530,000
                         ------------    -----------   -----------   -----------

Net Income ...........   $ 12,055,000    $10,225,000   $34,978,000   $28,915,000

Earnings Per Share
  (BASIC) ............   $        .66    $       .55   $      1.90   $      1.56

Fully Diluted ........   $        .63    $       .53   $      1.83   $      1.53

--------------------------------------------------------------------------------

     Net interest income, after the provision for loan losses, increased by $4.2 million or 15% over Q3'01 concurrent with an expansion of net interest margin from 3.45% at June 30, 2002 to 3.47% at September 30, 2002 due primarily to reduced rates on liabilities. The core deposit mix grew to 52% from 42% a year ago. The Bank's overall non interest income increased by 122% over Q3'01, the most notable component of which is annuities commissions with an increase of 417%. The quarter included securities gains of $11.4 million versus $4.2 million in the quarter ended September 30, 2001.

     Wilzig further stated, "The Bank continues to maintain extremely high credit quality with a 34% decline in non performing assets and a 22% decline in net loan charge offs over the past three years. Our delinquency ratios, which have always been extremely low, compared to the rest of the nation's banks during the good times, continue to improve even in difficult economic times."

     The Bank's investments also reflect the same low risk philosophy with 74% of the portfolio in United States Government Securities. During 2002 the Bank also realized additional profits from securitized and "whole" residential loan sales which also reduced our long term interest rate exposure.

     The Bank recognizes pension expense under the provisions of SFAS No. 87, "Employers' Accounting for Pensions." As directed by SFAS 87, the value of assets used to determine return on Plan Assets is the current market value and all experienced gains and losses are immediately recognized. As a result, fluctuations in the market value of the Plans' Assets can significantly impact pension expense reflected in the Bank's Statements of Income.

     The Bank has applied to form a bank holding company to be known as Trustcompany Bancorp (see notice below). A substantial portion of the best performing equity investments in the Bank's pension fund are expected to be purchased by the holding company and be held in an "available for sale" account. This should mitigate much of the volatility in earnings resulting from in the Bank pension assets. Future changes in the market value of holding company assets will be accounted for by fluctuations in equity on our balance sheet, instead of the current scenario which directly impacts earnings on our income statement. A significant portion of the Plan Assets are invested in certain other New Jersey banks common stock.

     Alan Wilzig added: "During an era where many companies are using deferred valuation methods in a declining market, we feel our method, truly reflects the actual current value of the pension fund assets."

     The Bank is continuing to perfect its North and Central Jersey branch network. The Bank opened 15 new branches over the preceding 12 months and expects to open a similar number over the next 12 months. Wilzig noted: "As the results clearly demonstrate, our rate of physical (branch) growth is well coordinated with our robust earnings growth."

         Loan growth continued its strong upward trend for 2002 with residential mortgage loan originations up 64%. Commercial loans grew 10%, while consumer loans increased 15% over last year.

     The market value of Trust Company stock has increased 4000% since February of 1983. A $10 investment in Trust Company stock in February 1983 would be worth $407 today.

     The Trust Company of New Jersey is one of the largest and fastest growing banks based in New Jersey. It is a full service commercial bank, founded in 1896, that operates 96 branches and 160 ATMS throughout New Jersey's 13 Northern and Central Counties.

--------------------------------------------------------------------------------

     Trustcompany Bancorp, a corporation formed by The Trust Company of New Jersey to be the holding company for The Trust Company of New Jersey, has filed with the Securities and Exchange Commission a registration statement on SEC Form S-4 (Registration No. 333-100239) to register the shares of Trustcompany Bancorp's common stock to be offered to the stockholders of The Trust Company of New Jersey, which includes a proxy statement-prospectus relating to the proposed holding company formation. Completion of the holding company formation will take place in early 2003. Investors and stockholders are urged to read carefully the proxy statement-prospectus when received because it contains important information about Trustcompany Bancorp, The Trust Company of New Jersey, the holding company formation and related matters. The Trust Company of New Jersey and Trustcompany Bancorp and their respective directors, executive officers and employees and certain other persons may be deemed to be participants in the solicitation of proxies from The Trust Company of New Jersey's stockholders to approve the proposed holding company formation. Certain information concerning the participants in the solicitation, such as their relevant affiliations, interests and stockholdings of The Trust Company of New Jersey's Common Stock is contained in The Trust Company of New Jersey's proxy statement-prospectus with respect to the proposed holding company formation. When the proxy statement-prospectus is complete, The Trust Company of New Jersey plans to send it to its stockholders to seek their approval of the proposed holding company formation.

     Free copies of the registration statement, the proxy statement-prospectus and other documents filed by Trustcompany Bancorp with the SEC are available at the SEC's website at http://www.sec.gov. Stockholders of The Trust Company of New Jersey may also obtain the proxy statement-prospectus and other documents filed by the Trust Company of New Jersey with the Federal Deposit Insurance Corporation without charge by directing a request to The Trust Company of New Jersey, Attention: Secretary, 35 Journal Square, Jersey City, New Jersey 07306, Telephone (201) 420-2500.

     For further information regarding The Trust Company of New Jersey visit our website at www.Trustcompany.com. or call the office of our Chief Executive Officer at (201) 420-2758.

                         The Trust Company of New Jersey
                    35 Journal Square, Jersey City, NJ 07306
               Office of the President and Chief Executive Officer
                      Virginia Keyes, Shareholder Relations
                                  201-420-2758

     Certain statements in Trustcompany's press release, including the estimate regarding branch openings and future pension assets valuation, may be forward-looking. These may be identified by the use of words or phrases such as "believe," "expect," "anticipate," and "potential." These forward-looking statements are based on Trustcompany's current expectations. A variety of factors could cause Trustcompany's actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of Trustcompany's business include interest rate movements, competition from both financial and non-financial institutions, changes in applicable laws and regulations, the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond Trustcompany's control and generic economic conditions. As well as other risks disclosed in the Trustcompany's periodic filings with the FDIC.

                         THE TRUST COMPANY OF NEW JERSEY

                              FINANCIAL HIGHLIGHTS


BALANCE SHEET
                                9/30/02     9/30/01
                               ---------   ---------
                               (Millions)  (Millions)
Assets .......................   $4,346      $3,763

Deposits .....................   $3,373      $2,949

Securities ...................   $1,907      $1,350

Loans ........................   $1,798      $1,910

Shareholders' Equity .........   $  269      $  223

Avg. Common Shares Outstanding     18.4        18.5
  (Basic)
    (Fully Diluted) ..........     19.1        18.9




                                    QUARTER                   9 MONTHS
                                     ENDED                      ENDED
                              --------------------      --------------------
                              9/30/02      9/30/01      9/30/02      9/30/01
                              -------      -------      -------      -------
PER SHARE DATA

Per Share Earnings (Basic).    $  .66       $  .55       $ 1.90       $ 1.56

Book Value ................    $14.67       $12.08       $14.67       $12.08

Tangible Book Value .......    $14.67       $12.08       $14.67       $12.08

Selected Operating Ratios

ROAA* .....................      1.14%        1.09%        1.14%        1.05%

ROAE* .....................     18.81%       18.70%       19.94%       18.98%

Number of Branch Banking
  Offices .................        96           82           96           82

Number of FTE's ...........     1,167        1,085        1,167        1,085


*ANNUALIZED

THE TRUST COMPANY OF NEW JERSEY

                                   3 MONTHS ENDED     9 MONTHS ENDED
                                    SEPTEMBER 30       SEPTEMBER 30
                                   ($IN MILLIONS)     ($IN MILLIONS)
                                  ----------------   ----------------
                                   2002      2001     2002      2001
                                  ------    ------   ------    ------
CREDIT QUALITY AND RATIOS

Loans .........................   $1,798    $1,910   $1,798    $1,910

Net Charge Offs to Total Loans     .0009     .0004    .0007     .0005

NPL ...........................     $5.6    $  5.8   $  5.6    $  5.8

NPL/Total Loans ...............    .0031     .0030    .0031     .0030

NPA ...........................   $ 17.7    $ 21.7   $ 17.7    $ 21.7
NPA/Total Loans & OREO ........     0.98%     1.12%    0.98%     1.12%

CAPITAL RATIOS

Leverage Ratio ................     5.81%     5.93%    5.81%     5.93%

Tier I
Capital to Risk Adjusted Assets    10.63%    10.25%   10.63%    10.25%

Total Risk-Based Ratio ........    11.05%    10.66%   11.05%    10.66%


SUMMARY OF OPERATIONS
   (In Millions)

Net Interest Income ..........   $31.9   $27.7   $91.2   $77.4
Provision for Loan Losses ....      .3      .3      .9      .9
                                 -----   -----   -----   -----
Net Interest Income after
  Provision for Loan Losses ..   $31.6   $27.4   $90.3   $76.5
Non-interest Income ..........    21.3     9.6    41.3    24.9
Non-interest Expenses ........    35.6    21.8    82.0    59.3
                                 -----   -----   -----   -----
Income before Taxes ..........    17.3    15.2    49.6    42.1
                                 -----   -----   -----   -----
Federal and State Income Taxes     5.2     5.0    14.6    13.2
Net Income ...................   $12.1   $10.2   $35.0   $28.9
                                 -----   -----   -----   -----